Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

March 3, 2016

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Accelerated Return Notes®	February 25, 2016	ARN-51
Accelerated Return Notes®	February 25, 2016	ARN-52
Accelerated Return Notes®	February 25, 2016	ARN-53
Buffered Return Equity Securities due August 31, 2018	February 29, 2016	K617
Capped Leveraged Index Return Notes®	February 25, 2016	LIRN-26
Market-Linked Step Up Notes	February 25, 2016	SUN-81
Digital Plus Barrier Notes due March 4, 2020	February 29, 2016	T705
Accelerated Barrier Notes due March 3, 2021	February 29, 2016	T706
Absolute Return Barrier Securities due March 4, 2020	February 29, 2016	T707
High/Low Coupon Callable Yield Notes due September 5, 2017	February 29, 2016	U1458

One Year 8.50% per annum Autocallable Yield Notes due March 3, 2017	February 29, 2016	U1459
7.50% per annum Contingent Coupon Autocallable Yield Notes due March 3, 2021	March 1, 2016	U1494